Citigroup Managed Futures LLC
                              731 Lexington Avenue
                                   25th Floor
                            New York, New York 10022


January 7, 2008

Mail Stop 4561

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
   Attn: Kevin Woody
         Branch Chief

Re: Smith Barney Diversified Futures Fund L.P. II (the "Partnership") Form 10-K for the fiscal year ended December 31, 2006
     Form 10-Q for the quarterly period ended June 30, 2007
     File No. 000-22491
     ------------------

Ladies and Gentlemen:

Pursuant to your comment letter dated September 27, 2007, the Partnership acknowledges that:

o the adequacy and accuracy of the disclosure in its 2006 Form 10-K and its Form 10-Q for the quarter ended June 30, 2007 is the responsibility of the Partnership;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Partnership's 2006 Form 10-K and its Form 10-Q for the quarter ended June 30, 2007; and

o the Partnership represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    * * * *

Please feel free to call the undersigned at (212) 559-5046 with any questions.

 Very truly yours,

/s/ Jennifer Magro

 Jennifer Magro
 Chief Financial Officer

cc:  Rita M. Molesworth
     Gabriel Acri
     Jennifer Monick, Securities and Exchange Commission